Exhibit 99.1

Zenta Group

Zenta Group Company Limited Announces Agreement to Acquire ZentoAI Intelligent Technology Company Limited

Acquisition intended to support Zenta Group’s expansion of its AI and big data business and strengthen its presence in East Asia

MACAU, SEPTEMBER 9, 2026 — Zenta Group Company Limited (“Zenta Group” or the “Company”) (Nasdaq: ZTG), a Macau-based professional services provider that offers consultation services to industrial park, business investment and sales of fintech products and services, today announced that it has entered into a share purchase agreement, dated September 9, 2026 (the “Agreement”), with ZentoAI Intelligent Technology Company Limited (“ZentoAI”), a company incorporated in the Macau Special Administrative Region (Macau commercial and movable property registry no. 96491 SO), and ZentoAI’s shareholders (the “Selling Shareholders”), pursuant to which Zenta Group has agreed to acquire 100% of the issued and outstanding shares of ZentoAI (the “Acquisition”).

Transaction Details

Under the terms of the Agreement, Zenta Group will acquire from the Selling Shareholders — including ZentoAI Company Limited, ZentoAI’s founding shareholder — all of the issued and outstanding shares of ZentoAI on a fully-diluted and as-converted basis, free and clear of all liens.

The aggregate purchase price consists of (i) HKD10,000,000 payable in cash and (ii) US$5,844,490 payable in the form of restricted Class A ordinary shares of Zenta Group (the “Restricted Shares”) at an issue price of US$0.476 per share, in each case subject to the adjustments set forth in the Agreement. The Restricted Shares will be subject to transfer restrictions under the Agreement. Mr. Ng Wai Ian, the Chairman of the board and Chief Executive Officer of the Company, is the chairman of ZentoAI’s board of directors and has significant influence over ZentoAI. Accordingly, this transaction constitutes a related party transaction under applicable Nasdaq rules and has been reviewed and approved by the Company’s audit committee and the Company’s board of directors.

The Closing is expected to take place no later than the thirtieth (30th) business day after the satisfaction or waiver of the closing conditions set forth in the Agreement, which include, among others, the continued accuracy of the warranties given by ZentoAI and the Selling Shareholders, the absence of any material adverse effect on ZentoAI, the receipt of all required consents and approvals, and the approval of Zenta Group’s internal governance body. The Agreement may be terminated in certain circumstances, including by Zenta Group if the Closing has not occurred by the long stop date of one hundred and twenty (120) days after the date of the Agreement (or such later date as the parties may agree). There can be no assurance that the Acquisition will be completed on the anticipated timeline, or at all.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which the Company expects to furnish to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K.

Strategic Rationale

The Acquisition reflects Zenta Group’s strategic focus on expanding its artificial intelligence and big data business and its objective of increasing its presence and market share in East Asia. Management believes that the Acquisition, if completed, has the potential to provide the Company with enhanced access to markets in the region, expand its AI and big data capabilities, strengthen its strategic positioning in East Asia, and support long-term value creation for shareholders. These expectations reflect management’s current beliefs and intentions; they are not guarantees of future performance, and the realization of any anticipated benefits remains subject to the completion of the Acquisition, the terms and conditions of the Agreement, and the risks described under “Forward-Looking Statements” below.

ZentoAI is an AI and big data technology company focused on artificial-intelligence research and development, the development and construction of digital-intelligence platforms, enterprise-grade AI applications, and industry AI solutions. Its capabilities span large-model (LLM) deployment, AI-agent application development, data analytics, intelligent recommendation, and private, on-premise deployment, with applications across financial technology, smart tourism, business promotion, and small- and medium-enterprise services. ZentoAI has developed platforms such as FinSMarket, an AI-driven U.S.-equity research and analysis platform serving individual investors and financial-services users, and Macwise (澳智通), a smart-tourism and promotion platform for Macau available on the App Store.

Management believes ZentoAI’s AI and big data technology and its established platforms are complementary to Zenta Group’s existing consultation and fintech businesses, and that the Acquisition, if completed, may enhance the Company’s technology capabilities and support its objective of expanding its presence and market share across East Asia.

Management Commentary

Mr. Wai Ian Ng, Chief Executive Officer of Zenta Group, commented, “This acquisition reflects an important step in our strategy to expand Zenta Group’s artificial intelligence and big data business. We believe ZentoAI’s technology and platforms, including FinSMarket and Macwise, will strengthen our capabilities and support our objective of growing our presence across East Asia. We look forward to working toward completion of the transaction and to integrating ZentoAI into the Zenta Group platform.”

About ZentoAI Intelligent Technology Company Limited

Founded in 2022, ZentoAI Intelligent Technology Company Limited is a Macau-incorporated technology company (Macau commercial and movable property registry no. 96491 SO) focused on artificial-intelligence research and development, digital-intelligence platform development and construction, enterprise-grade AI applications, and industrial intelligence. Guided by an “AI-driven industrial digital-intelligence upgrade” strategy, ZentoAI provides digital-intelligence platform construction, AI-agent application development, large-model deployment, data application systems, AI-tool integration and industry solutions to enterprises, industry platforms and public-service scenarios.

ZentoAI’s platforms include FinSMarket, an AI-driven U.S.-equity analysis platform that integrates market data, company fundamentals, news, financial statements, analyst ratings and industry comparisons to provide structured, AI-generated investment research, with multilingual coverage of European, U.S. and Southeast Asian markets; and Macwise (澳智通), an AI-powered smart-tourism and business-promotion platform for Macau, whose consumer and merchant applications are available on the App Store.

About Zenta Group Company Limited

Founded in 2019, Zenta Group Company Limited is a diversified consulting and fintech solutions provider based in Macau. The Company provides industrial park consultation, business investment consultation, and fintech product and service through its operating entities LIC, LFT, and LMS. Zenta Group supports clients—primarily from China’s Greater Bay Area—in navigating commercial project approvals, acquiring equity stakes in targeted opportunities, and accessing fintech solutions. With a focus on strategic growth, the Company aims to strengthen its consultation services while expanding its fintech footprint.

For more information, please visit the Company’s website: https://ir.zenta.mo

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, statements regarding the proposed acquisition of ZentoAI, the expected timing of the closing of the Acquisition, and the anticipated benefits of the Acquisition to the Company, including expanded AI and big data capabilities, enhanced market access and strategic positioning in East Asia, and potential long-term value creation for shareholders. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Acquisition will be completed on the anticipated terms and timing or at all, that the closing conditions under the Agreement will be satisfied, and that the anticipated benefits of the Acquisition will be realized. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results, including as a result of the risk that the Acquisition does not close when expected or at all, and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For investor and media inquiries, please contact:

Zenta Group Investor Relations Email: ir@zenta.mo